```
                        UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                          FORM 13F

                    FORM 13F COVER PAGE
```

Report for the Calendar Year or Quarter Ended: September 30, 2008

Check here if Amendment [ ]; Amendment Number:

This Amendment (Check only one):   [ ] is a restatement.
                                    [ ] adds new holdings entries.

Institutional Investment Manager:

Name: United Fire & Casualty Company
Address: 118 Second Ave., S.E.
                             Cedar Rapids, IA 52407

Form 13F File Number: 28-6427

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of the Reporting Manager:

Name: Dianne M. Lyons
Title: Vice President & Chief Financial Officer
Phone: 319-399-5723

Signature, Place and Date of Signing:

/s/ Dianne M. Lyons   Cedar Rapids,   IA   10/29/2008

Dianne M. Lyons

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager
are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all
holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT. (Check here if a portion of the holdings for this
reporting manager are reported in this report and a portion are reported by
other reporting manager(s).)

<PAGE>

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 65

Form 13F Information Table Value Total: $155,067 (in thousands)

List of Other Included Managers: NONE

<PAGE>

FORM 13F INFORMATION TABLE

<TABLE>
<CAPTION>

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x $1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMNT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>		
AT&T Inc	Common	00206R102	2,796	100,160	SH		Sole		100,160		
Abbott Laboratories	Common	002824100	10,077	175,000	SH		Sole		175,000		
Agilysys Inc	Common	00847J105	3,407	337,666	SH		Sole		337,666		
Alliant Energy Corporation	Common	018802108	3,936	122,200	SH		Sole		122,200		
American Strategic Inc Port II	Common	030099105	240	25,420	SH		Sole		25,420		
Anheuser-Busch Companies Inc	Common	035229103	260	4,000	SH		Sole		4,000		
BCE Inc	Common	05534B760	515	14,823	SH		Sole		14,823		
BRE Properties Inc	Common	05564E106	882	18,000	SH		Sole		18,000		
Bank of America Corporation	Common	060505104	4,900	140,000	SH		Sole		140,000		
Bemis Company Inc	Common	081437105	823	31,400	SH		Sole		31,400		
Boeing Company	Common	097023105	3,728	65,000	SH		Sole		65,000		
Burlington Northern Santa Fe	Common	12189T104	1,493	16,158	SH		Sole		16,158		
Cincinnati Financial Corp	Common	172062101	9,109	320,276	SH		Sole		320,276		
ConocoPhillips	Common	20825C104	737	10,059	SH		Sole		10,059		
Cummins Inc	Common	231021106	3,418	78,180	SH		Sole		78,180		
Dean Foods Company	Common	242370104	1,127	48,261	SH		Sole		48,261		
Deere & Company	Common	244199105	990	20,000	SH		Sole		20,000		
Del Monte Foods Co	Common	24522P103	157	20,097	SH		Sole		20,097		
Dow Chemical Company	Common	260543103	5,403	170,000	SH		Sole		170,000		
Duke Energy Corporation	Common	26441C105	2,583	148,192	SH		Sole		148,192		
Emerson Electric Co	Common	291011104	514	12,600	SH		Sole		12,600		
Exxon Mobil Corporation	Common	30231G102	3,106	40,000	SH		Sole		40,000		
FairPoint Communications	Common	305560104	9	1,054	SH		Sole		1,054		
Federal-Mogul Corporation	Common	313549404	859	68,457	SH		Sole		68,457		
Fidelity National Information	Common	31620M106	180	9,758	SH		Sole		9,758		
Fidelity NationalFinancial Inc	Common	31620R105	326	22,201	SH		Sole		22,201		
Arthur J Gallagher & Co	Common	363576109	265	10,321	SH		Sole		10,321		
General Electric Company	Common	369604103	7,013	275,000	SH		Sole		275,000		
Great Plains Energy Inc	Common	391164100	440	19,787	SH		Sole		19,787		
H J Heinz Company	Common	423074103	2,249	45,000	SH		Sole		45,000		
Honeywell International Inc	Common	438516106	1,454	35,000	SH		Sole		35,000		
Hospira Inc	Common	441060100	611	16,000	SH		Sole		16,000		
IDEARC INC	Common	451663108	3	2,799	SH		Sole		2,799		
Intel Corporation	Common	458140100	749	40,000	SH		Sole		40,000		
JPMorgan Chase & Co	Common	46625H100	2,696	57,736	SH		Sole		57,736		
Johnson & Johnson	Common	478160104	2,078	30,000	SH		Sole		30,000		
Lender Processing Services Inc	Common	52602E102	149	4,879	SH		Sole		4,879		
Medtronic Inc	Common	585055106	501	10,000	SH		Sole		10,000		
Mirant Corporation	Common	60467R100	518	28,342	SH		Sole		28,342		
Newell Rubbermaid Inc	Common	651229106	790	45,766	SH		Sole		45,766		
Nicor Inc	Common	654086107	1,774	40,000	SH		Sole		40,000		
Old Republic International Cor	Common	680223104	3,247	254,690	SH		Sole		254,690		
Owens Corning Inc	Common	690742101	4,797	200,644	SH		Sole		200,644		
Penwest Pharmaceuticals Co.	Common	709754105	62	30,000	SH		Sole		30,000		
PepsiCo Inc	Common	713448108	1,425	20,000	SH		Sole		20,000		
Pfizer Inc	Common	717081103	738	40,000	SH		Sole		40,000		
Piper Jaffray Cos	Common	724078100	360	8,329	SH		Sole		8,329		
Procter & Gamble Company	Common	742718109	5,296	76,000	SH		Sole		76,000		
Progress Energy Inc	Common	743263105	825	19,131	SH		Sole		19,131		
QCR Holdings Inc	Common	74727A104	1,106	83,181	SH		Sole		83,181		
Royal Dutch Shell ADR	Common	780259206	1,770	30,000	SH		Sole		30,000		
Schering-Plough Corporation	Common	806605101	185	10,000	SH		Sole		10,000		
Schlumberger Limited	Common	806857108	1,562	20,000	SH		Sole		20,000		
Spectra Energy Corporation	Common	847560109	1,763	74,096	SH		Sole		74,096		
Terra Industries Inc.	Common	880915103	940	31,969	SH		Sole		31,969		
Treehouse Foods Inc	Common	89469A104	287	9,652	SH		Sole		9,652		
UAL Corporation	Common	902549807	120	13,678	SH		Sole		13,678		
U S Bancorp	Common	902973304	26,935	747,784	SH		Sole		747,784		
Vectren Corporation	Common	92240G101	742	26,658	SH		Sole		26,658		
Verizon Communications Inc	Common	92343V104	1,797	55,997	SH		Sole		55,997		
Wells Fargo & Company	Common	949746101	9,386	250,086	SH		Sole		250,086		
Windstream Corporation	Common	97381W104	142	12,942	SH		Sole		12,942		
Wintrust Financial Corporation	Common	97650W108	6,766	230,523	SH		Sole		230,523		
Xcel Energy, Inc.	Common	98389B100	1,799	90,000	SH		Sole		90,000		
Montpelier Re Holdings Ltd	Common	G62185106	152	9,189	SH		Sole		9,189		

Report Summary   Data Records 65   155,067   0 other managers on whose behalf report is filed

</TABLE>